NEWS RELEASE

RepliCel’s Clinical Advisory Team Delivers Skin Rejuvenation Clinical Study Synopsis to its Japanese Regulatory and Clinical Study Management Team

RepliCel’s CRO and regulatory advisors now begin preparing Japanese-language documentation to support study clearance

VANCOUVER, BC, CANADA – 09 November 2021 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce that it’s clinical advisory team has completed the primary design of the next-phase clinical study of its skin rejuvenation product, RCS-01, to be conducted as part of its First-In-Japan early commercialization strategy.

After extensive clinical advisory participation, the RCS-01 the study synopsis has now been delivered to RepliCel’s Tokyo-based CRO (clinical research organization) and regulatory teams who have commenced preparation of all the necessary Japanese-language documentation to launch the clinical study. These teams have been tasked with creation of the full clinical protocol, investigator’s brochure, and the necessary documentation for clinical site participation, IRB (institutional research board) approvals, and clearances from the MHLW (Ministry of Health, Labour and Welfare) and its oversight committees.

At the request of the MHLW, Japan’s PMDA (Pharmaceutical and Medical Devices Agency (PMDA) is now working with RepliCel’s contract manufacturer to schedule dates for an audit to be conducted for the purposes of certifying the facility for the manufacture and importation of RCS-01 for use in the proposed clinical study.

RepliCel’s RCS-01 has been the subject of a successful phase 1 study in Germany. The next-phase clinical research studies in Japan will be conducted under that country’s Act for Safety of Regenerative Medicine (ASRM) and, upon successfully meeting its endpoints, could lead to a commercial launch of the product in Japan.

RCS-01 is a patient-specific cell therapy in development to regenerate the extracellular tissue matrix under aging or sun-damaged skin characterized by fine wrinkles and loss collagen structure.

About RepliCel’s First-in-Japan Strategy

RepliCel was one of the first foreign regenerative medicine companies to have a Japanese partnership (signed in 2013).  In 2015, RepliCel was one of the first foreign regenerative medicine companies to initiate a consultation process, under the new regulations for regenerative medicine products, with Japan’s PMDA. In 2016, RepliCel’s licensee, Shiseido Company, was one of the first companies to fund and manufacture a product for use in a clinical research study under the newly legislated ASRM.

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Now RepliCel is on-track to be one of the first foreign regenerative medicine companies based outside of Asia to directly engage in a clinical study of a cell therapy product under the ASRM regulatory pathway to commercialization. RepliCel will also be one of the first such companies to apply for certification of a manufacturing facility outside of Asia for the production of a cell therapy product to be imported for use in a clinical study governed by the ASRM regulations.

RepliCel is currently preparing for the clinical testing and commercialization of three more technologies in Japan.  These include two cell therapies - one for skin rejuvenation and one for tendon regeneration - and a next-generation dermal injector (DermaPrecise™) for aesthetic treatments involving a wide variety of injectable substances including cells, PRP, muscle paralysis toxins, fillers, enzymes, drugs, and other biologics.

RepliCel’s cell therapy technology is the subject of active, ongoing partnership discussions in Japan and has already been the subject of two successfully completed consultations with Japan's PMDA while planning for clinical research studies under Japan's ASRM has commenced. Manufacturing of the clinical product will be performed by a Japanese-owned contract manufacturer preparing now for PMDA-certification under Japan's MHLW applicable guidelines. Conduct of the clinical research studies will be managed by an  independent clinical research organization.

About RCS-01 Skin Rejuvenation Cell Therapy

RCS-01 is an autologous cell-based regenerative medicine product comprised of cells highly-expressive of type 1 collagen and other tissue-building protein. The product is developed, manufactured, and injected to regenerate the extracellular matrix under aging and/or sun-damaged skin characterized by fine wrinkles and loss of collagen structure.

A randomized, double-blind, placebo-controlled, single-centre, phase I clinical study evaluated RCS-01 produced statistically and clinically significant positive data revealing a nearly two-fold increase in gene expression of collagen-related biomarkers in the skin, after a single injection of RCS-01. The study observed the impact of the injection on ten different biomarkers that, in peer-reviewed medical literature, are highly correlated with skin aging and chronically sun-damaged skin. Notably, gene expression markers, such as tissue inhibitor of metalloproteinases (TIMP), showed significant changes expected to correlate with increased collagen fibers. Increased collagen production, and reduced collagen degradation, is associated with fewer wrinkles and the repair of sun-damaged skin.

Clinical data from the skin rejuvenation study (RCS-01) has been published in an article entitled, Autologous Cell Therapy for Aged Human Skin: A Randomized, Placebo-Controlled, Phase-I Study, in the peer-reviewed journal Skin Pharmacology and Physiology (Skin Pharmacol Physiol http://dx.doi.org/10.1159/000502240). The publication summarizes data from a clinical trial in which it was shown that RepliCel’s RCS-01 injections are well-tolerated for up to one year post-injection and therefore safe to use but also demonstrated how the injections might reverse the effects of aging skin. As summarized in the paper, the study clearly established a biological link between RCS-01 injections and changes in the expression of particular genes in the skin. These changes in gene expression are expected to be indicative of the potential for rejuvenation of the extra-cellular matrix (ECM) under the dermis that is so important to vibrant, youthful skin.

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The publication presents data, showing for the first time, that injections of NBDS-derived autologous cells into the human skin dermis layer alters the transcriptional expression profile of genes, which are involved in ECM homeostasis. Specifically, that in comparison to placebo treated skin areas, injection of NBDS-derived fibroblasts promoted the expression of the genes TGFbeta1, CTGF, COL1A1, COL1A2, COL3A1 and lumican. These genes encode for proteins which are important for ECM homeostasis, thought to be of pathogenetic relevance for skin aging. In aged skin, levels of type 1 and type 3 collagen precursors and crosslinks are reduced.

The observation that injection of NBDS-derived cells is associated with an increased transcriptional expression of these genes indicates the possibility that cell therapy treatment with RCS-01 might ameliorate the clinical and aesthetic signs of skin aging, such as wrinkles. This assumption is in line with observations that increased expression of collagen type 1 and type 3 is a prerequisite for wrinkle reduction caused by retinol.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

The Company’s product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is exclusively licensed in Asia to Shiseido Company. RepliCel maintains the rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

 RepliCel has also developed a proprietary injection device, RCI-02, and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the RCI-02 device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe.

 Please visit www.replicel.com for additional information.

 Notable Facts:

 •    RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents having been successfully reviewed by three regulatory agencies.

 •    RepliCel now has key strategic partners in the United States, China, and Japan each of which is now investing heavily in the further clinical testing and development of RepliCel's products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

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For more information, please contact:
Lee Buckler, CEO and President
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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